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                                                                  Exhibit (a)(9)

                               G & L TENDER, LLC

                                      NEWS

RELEASE:                               CONTACT:
Immediate                              Liza Cunanan 310-273-9930
                                       E-mail: lcunanan@glrealty.com

                   G & L TENDER, LLC COMPLETES TENDER OFFER
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                     FOR G&L REALTY CORP. PREFERRED STOCK
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     BEVERLY HILLS, California, December 3, 2001. G & L Tender, LLC announced today that it had completed the tender offers for 100,000 shares of Series A Preferred Stock and 102,941 shares of Series B Preferred Stock of G & L Realty Corp. at $17.50 per share and $17.00 per share, respectively. The offers expired at 5:00 p.m. (NYC Time) on Monday, December 3, 2001. Approximately 77% of the shares sought in the offers were tendered consisting of 62,197 shares of Series A Preferred Stock and 93,268 shares of Series B Preferred Stock. All preferred shares validly tendered (and not properly withdrawn) prior to the expiration have been accepted and will be exchanged promptly for the applicable offer price.

     G & L Tender, LLC is a limited liability company whose sole members are Daniel M. Gottlieb and Steven D. Lebowitz, the chief executive officer and president of G & L Realty Corp., respectively. G & L Tender, LLC was formed for the sole purpose of making a tender offer for the shares of Series A Preferred Stock and Series B Preferred Stock of G & L Realty Corp.